Exhibit 99(a)(5)(xviii)

Wheeler Real Estate Investment Trust, Inc. Announces Extension of Modified Dutch Auction Tender Offer

Virginia Beach, VA – January 26, 2021 - Wheeler Real Estate Investment Trust, Inc. (the “Company” or “Wheeler”) (NASDAQ: WHLR) announced today it is extending its previously announced “Modified Dutch Auction” tender offer for its outstanding Series D Cumulative Convertible Preferred Stock (“Series D Shares”) to 11:59 P.M., Eastern Standard Time, on Tuesday, February 16, 2021 and is increasing the value of Series D Shares purchased from $19 million to $20 million.

Except as set forth herein, the complete terms and conditions of the tender offer remain the same as set forth in the Offer to Purchase dated December 23, 2020, and the related Letter of Transmittal.

As of 11:59 pm on January 25, 2021, the original expiration date for the tender offer, 1,522,755 Series D Shares had been validly tendered.

The Information Agent for the tender offer is Equiniti (US) Services LLC, and the Depositary is Computershare Trust Company, N.A.

Copies of the Offer to Purchase and the related Letter of Transmittal have previously been mailed to holders of the Company’s Series D Shares. Additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company’s expense from, and questions regarding the tender offer may be directed to, the information agent, Equiniti (US) Services LLC, at (833) 503-4130 for stockholders and (516) 220-8356 for banks and brokers.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Wheeler’s Series D Shares. The tender offer will be made solely in accordance with the terms of the Offer to Purchase and the related Letter of Transmittal. Shareholders and investors are urged to read Wheeler’s tender offer statement on Schedule TO filed with the U.S. Securities and Exchange Commission (SEC) December 23, 2020, in connection with the tender offer, which includes as exhibits the Offer to Purchase and the related Letter of Transmittal. These documents have been filed with the SEC, and investors may obtain them without charge from the SEC at its website (www.sec.gov) or from Equiniti (US) Services LLC, the Information Agent for the tender offer, by calling (833) 503-4130 for stockholders and (516) 220-8356 for banks and brokers.

About Wheeler Real Estate Investment Trust, Inc.

Headquartered in Virginia Beach, VA, Wheeler Real Estate Investment Trust, Inc. is a fully integrated, self-managed commercial real estate investment trust (REIT) focused on owning and operating income-producing retail properties with a primary focus on grocery-anchored centers. Please visit: www.whlr.us.

Forward Looking Statements

This press release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors.